Exhibit 99.1

Wednesday, March 23, 2016

Arabella Exploration

Attn.: Jason Hoisager

509 Pecan St., Suite 200

Fort Worth, Texas 76102	Re:	Arabella Exploration
2015 SEC Year-End Report
Estimated Reserves and Revenues
SEC YE 2015 Price
“As of” January 1, 2016

Mr. Hoisager:

At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain oil and gas properties owned by Arabella Exploration, Inc. (Arabella) “as of” January 1, 2016. This report was prepared utilizing 2015 Year-End pricing. All of Arabella’s properties are located in Reeves, Ward, and Pecos Counties, Texas.

The conclusions for Arabella, “as of” January 1, 2016 are as follows:

	Net to First Arabella Exploration, LLC
SEC Year End 2015 Pricing	Proved Developed		Proved	Total
	Producing	Non-Producing	Undeveloped	Proved
Reserve Estimates
Oil/Cond.,Mbbl	88.3	62.6	634.6	785.5
Gas, MMcf	174.0	124.6	1,273.2	1,571.8
NGL,Mbbl	0.0	0.0	0.0	0.0
Oil Equivalent, MBOE	117.2	83.4	846.8	1,047.4

Revenues
Total, $	4,540,981	3,226,701	32,727,904	40,495,585

Expenditures
Ad Valorem Tax, $	151,029	107,314	1,088,435	1,346,777
Severance Tax, $	225,866	160,595	1,629,770	2,016,231
Direct Operating Expense, $	1,888	920	4,777	7,585
Variable, $	219	251	2,449	2,919

Investments Incl. Abandonment
Abandonment, $	0	0	0	0

Estimated Future Net Revenues(FNR)
Undiscounted FNR, $	2,057,095	959,931	11,019,666	14,036,692
FNR Disc. @ 10%, $	1,577,974	518,227	1,600,815	3,697,016

Allocation Percentage by Classification
FNR Disc. @ 10%	42.7%	14.0%	43.3%	100.0%

* Due to computer rounding, numbers in the above table may not sum exactly.

Report Qualifications

Purpose of Report – The purpose of this report is to provide Arabella a projection of future reserves and net revenues associated with the current assets owned by each entity.

Scope of Work – W.D. Von Gonten & Co. was engaged by Arabella to estimate and project the future reserves associated with the various properties included in this report. Once reserves were estimated, future revenue projections were made utilizing the 2015 Year End SEC price case.

Reporting Requirements – Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un escalated prices and costs. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case. Reporting Probable and Possible reserves is optional. Probable and Possible reserves must be reported separately from proved reserves.

The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report.  In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources.  In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.

The estimated Proved and Probable reserves herein have been prepared in conformance with all SPE, WPC, AAPG, and SPEE definitions and requirements.

Projections – The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2016 through December 31, 2016.

Property Discussion

Wolfcamp Development – Nearly all of Arabella’s production is from horizontal Wolfcamp or Bone Springs completions in the Delaware basin. Over 70% of the Proved Developed Producing value Arabella operates with the balance being in small non-op interest in other wells. Arabella currently operates six (6) wells, all being horizontal wells. All of Arabella’s wells are horizontal except two vertical wells operated by J Cleo Thompson. All of the wells are new completions, the first being early 2013. WDVG has evaluated and booked one PNP that is the completion of the Woods 2H with a frac and three (3) Wolfcamp A locations on the Emily Bell lease. WDVG evaluated one (1) other PNP opportunity and six (6) other undeveloped locations that do not yield a positive present value discounted at 10% at current economic conditions.

Reserve Estimates

Proved reserves estimates for the producing properties were based on a combination of 1) extrapolation of production history, 2) analogy to nearby production. The remaining PNP and PUD reserves were necessarily estimated using analogy to nearby production.

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Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.

Product Prices

The estimated revenues shown herein were based on the YE 2015 SEC prices. The oil price used in the report was $50.16 per bbl and the gas price was $2.64 per mmbtu.

Pricing differentials have been applied to each property to account for the difference between prices actually received at the wellhead and historical NYMEX prices. Pricing differentials generally account for transportation costs, geographical differentials, quality adjustments, marketing bonuses or deductions, and any other factors that may affect the price actually received at the wellhead. The pricing differentials utilized herein were determined by W.D. Von Gonten & Co. from operating revenue and volume data provided from January 2015 till December 2015.

Lease Operating Expenses and Capital Costs

Monthly operating expenses utilized in this report were estimated by using the lease operating expense provided by Arabella by well. The costs include recurring normal operational expenses attributable to well maintenance and operation.

Capital costs necessary to perform workover and/or remedial operations and to drill undeveloped locations were supplied by Arabella for all properties. W.D. Von Gonten & Co. only reviewed such expenses for reasonableness and expresses no warranties regarding the accuracy of the Arabella capital cost projections. Furthermore, timing of said capital costs and related workover and/or drilling activity was estimated based on discussions with Arabella.

All operating and capital costs have been held constant throughout the life of the properties.

Other Considerations

Abandonment Costs – Cost estimates regarding future plugging and abandonment procedures associated with these properties were NOT supplied by Arabella for the purposes of this report. At the operator request, we have assumed the “rule of thumb” that the costs necessary to abandon the properties are equal to the salvage value of the surface and subsurface equipment. As we have not inspected the properties personally, W.D. Von Gonten & Co. expresses no warranties as to the accuracy or reasonableness of this assumption. A third party study would be necessary in order to accurately estimate all future abandonment liabilities.

Additional Costs – Costs were not deducted for depletion, depreciation and/or amortization (a non-cash item), or federal income tax.

Data Sources – Data furnished by Arabella included basic well information, ownership interests, lease operating costs, pricing, capital cost estimates, log data and production data. Public data sources such as IHS Energy were used to gather any additional necessary data.

Context – We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenue.

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While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2016 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report.

Thank you for the opportunity to assist Arabella Exploration, Inc. on this project.

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